Via Facsimile and U.S. Mail
Mail Stop 4720

March 24, 2010

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Form 8-K filed February 8, 2010
File No. 1-8787

Dear Mr. Benmosche:

We have completed our review of your Form 8-K filed February 8, 2010 and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel